FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025
Commission File Number: 001-40930

OCEANPAL INC.
(Translation of registrant's name into English)

Pendelis 26, 175 64 Palaio Faliro, Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Resignation of a Board Member

On December 11, 2025, Ms. Styliani Alexandra Sougioultzoglou resigned from the Board of Directors (the “Board”) of OceanPal Inc. (the “Company”) and as a member of the Company’s Compensation Committee, effective immediately. Ms. Sougioultzoglou advised the Company that her resignation was not the result of any disagreement with the Company on any matter relating to its operations, policies, or practices.

Appointment of a Board Member

Also on December 11, 2025, effective immediately following Ms. Sougioultzoglou’s resignation, the Company appointed Mr. Richard Mortimer Muirhead to serve as a Class I director on the Board for the remainder of Ms. Sougioultzoglou’s term. Mr. Muirhead will also join the Board’s Compensation Committee.

Mr. Muirhead is a frontier technology entrepreneur, board director, and investor whose career spans four decades across enterprise software, cloud infrastructure, decentralized networks, and frontier AI systems. He has founded, led, or advised companies that have collectively created more than $2 billion in enterprise value.

Mr. Muirhead currently serves as Co-Founder and Managing General Partner of Fabric Group, a venture platform investing in software, Web3, and AI-enabled networks, a role he has held since 2017. He also serves as Chair of Fabric Ventures. He has been a Co-Founding Council Member of the NEAR Foundation since 2019. Since 2016, Mr. Muirhead sits or has sat on the boards of numerous advisory councils of companies including Moralis, Addressable, Ocean Protocol, Orchid. Mr. Muirhead has been a Senior Industrial Advisor to EQT Partners since 2012. Mr. Muirhead is also an Industrial Professor at University College London, lectures at IESE Barcelona and London Business School, and is a board member of the We Are Family Foundation. Richard holds a Master of Arts (Cantab.) degree in Engineering from Cambridge University.

There are no arrangements between Mr. Muirhead and any other person pursuant to which he was selected as a director.

Mr. Muirhead will receive compensation consistent with the Company’s standard compensation program for non-employee directors.

The information contained in this report on Form 6-K is hereby incorporated by reference into the Company’s registration statements on Form F-3 (File Nos. 333-269961, 333-273073 and 333-291831) that were filed with the U.S. Securities and Exchange Commission and became effective on April 18, 2023, July 14, 2023 and December 10, 2025, respectively.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OCEANPAL INC.
(registrant)

Dated: December 11, 2025
	By:	/s/ Robert Perri
Name: Robert Perri
Title: Co-Chief Executive Officer